UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Anchor Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

032838104

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 032838104	13G/A	Page 2 of 14 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) SC Fundamental Value Fund, L.P.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization Delaware
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	0
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	0
9.	aggregate amount beneficially owned by each reporting person	0
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	0.0%
12.	type of reporting person (See Instructions)	PN

CUSIP No. 032838104	13G/A	Page 3 of 14 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) SC Fundamental LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization New York
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	0
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	0
9.	aggregate amount beneficially owned by each reporting person	0
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	0.0%
12.	type of reporting person (See Instructions)	OO

CUSIP No. 032838104	13G/A	Page 4 of 14 Pages

13.	names of reporting persons i.r.s. identification no. of above persons (entities only) SC Fundamental Value BVI, Ltd.
14.	check the appropriate box if a group*	(a) ☒ (b) ☐
15.	sec use only
16.	citizenship or place of organization British Virgin Islands
number of shares	17.	sole voting power	0
beneficially owned by	18.	shared voting power	0
each reporting	19.	sole dispositive power	0
person with:	20.	shared dispositive power	0
21.	aggregate amount beneficially owned by each reporting person	0
22.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
23.	percent of class represented by amount in row (9)	0.0%
24.	type of reporting person (See Instructions)	CO

CUSIP No. 032838104	13G/A	Page 5 of 14 Pages

25.	names of reporting persons i.r.s. identification no. of above persons (entities only) SC-BVI Partners
26.	check the appropriate box if a group*	(a) ☒ (b) ☐
27.	sec use only
28.	citizenship or place of organization Delaware
number of shares	29.	sole voting power	0
beneficially owned by	30.	shared voting power	0
each reporting	31.	sole dispositive power	0
person with:	32.	shared dispositive power	0
33.	aggregate amount beneficially owned by each reporting person	0
34.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
35.	percent of class represented by amount in row (9)	0.0%
36.	type of reporting person (See Instructions)	PN

CUSIP No. 032838104	13G/A	Page 6 of 14 Pages

37.	names of reporting persons i.r.s. identification no. of above persons (entities only) PMC-BVI, Inc.
38.	check the appropriate box if a group*	(a) ☒ (b) ☐
39.	sec use only
40.	citizenship or place of organization Delaware
number of shares	41.	sole voting power	0
beneficially owned by	42.	shared voting power	0
each reporting	43.	sole dispositive power	0
person with:	44.	shared dispositive power	0
45.	aggregate amount beneficially owned by each reporting person	0
46.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
47.	percent of class represented by amount in row (9)	0.0%
48.	type of reporting person (See Instructions)	CO

CUSIP No. 032838104	13G/A	Page 7 of 14 Pages

49.	names of reporting persons i.r.s. identification no. of above persons (entities only) SC Fundamental BVI, Inc.
50.	check the appropriate box if a group*	(a) ☒ (b) ☐
51.	sec use only
52.	citizenship or place of organization Delaware
number of shares	53.	sole voting power	0
beneficially owned by	54.	shared voting power	0
each reporting	55.	sole dispositive power	0
person with:	56.	shared dispositive power	0
57.	aggregate amount beneficially owned by each reporting person	0
58.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
59.	percent of class represented by amount in row (9)	0.0%
60.	type of reporting person (See Instructions)	CO

CUSIP No. 032838104	13G/A	Page 8 of 14 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Peter M. Collery
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	0
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	0
9.	aggregate amount beneficially owned by each reporting person	0
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	0.0%
12.	type of reporting person (See Instructions)	IN

CUSIP No. 032838104	13G/A	Page 9 of 14 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Neil H. Koffler
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	0
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	0
9.	aggregate amount beneficially owned by each reporting person	0
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	0.0%
12.	type of reporting person (See Instructions)	IN

CUSIP No. 032838104	13G/A	Page 10 of 14 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) John T. Bird
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	0
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	0
9.	aggregate amount beneficially owned by each reporting person	0
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	0.0%
12.	type of reporting person (See Instructions)	IN

CUSIP No. 032838104	13G/A	Page 11 of 14 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) David A. Hurwitz
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	0
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	0
9.	aggregate amount beneficially owned by each reporting person	0
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	0.0%
12.	type of reporting person (See Instructions)	IN

CUSIP No. 032838104	13G/A	Page 12 of 14 Pages

Item 1.

(a)	Name of Issuer:	Anchor Bancorp

(b)	Address of Issuer’s Principal Executive Offices:	601 Woodland Square Loop SE Lacey, Washington 98503

Item 2.

This Schedule 13G/A (the “Schedule”) is being filed with respect to shares of Common Stock (as defined below) of Anchor Bancorp (the “Issuer”) which are or were beneficially owned by the following reporting persons:

(a)	Name of Person Filing:	(i) (ii) (iii) (iv) (v) (vi) (vii) (viii) (ix) (x)

SC Fundamental Value Fund, L.P.

SC Fundamental LLC

SC Fundamental Value BVI, Ltd.

SC-BVI Partners

PMC-BVI, Inc.

SC Fundamental BVI, Inc.

Peter M. Collery

Neil H. Koffler

John T. Bird and

David A. Hurwitz (together, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of each of SC Fundamental Value Fund, L.P., SC Fundamental LLC, Peter M. Collery, Neil H. Koffler, John T. Bird and David A. Hurwitz is: 747 Third Avenue, 27th Floor

New York, New York 10017

(c), (d) and (e):

For information with respect to citizenship or place of organization of each of the Reporting Persons, title of class of securities and CUSIP number for the shares held by such persons, see the appropriate cover page above.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 032838104	13G/A	Page 13 of 14 Pages
Item 4.	Ownership.

(a)-(c) The response of each of the Reporting Persons to Items 5 through 12 of each of their respective Cover Sheets which relate to the beneficial and percentage ownership of the Common Stock of the Issuer is incorporated herein by reference to the appropriate Cover Sheets above. The percentage ownership of the Reporting Persons is based on the 2,550,000 outstanding shares of Common Stock of the Issuer, as disclosed on the Issuer’s Form 10-Q filed with the SEC on February 6, 2015.

SC Fundamental Value BVI, Ltd., SC-BVI Partners, PMC-BVI, Inc. and SC Fundamental BVI, Inc. were liquidated and dissolved.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit No. 2 hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

(a)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 032838104	13G/A	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2015

SC FUNDAMENTAL VALUE FUND, L.P.
By: SC Fundamental LLC, its General Partner

By:	/s/ Neil H. Koffler
Name: Neil H. Koffler
Title: Member

SC FUNDAMENTAL LLC

By:	/s/ Neil H. Koffler
Name: Neil H. Koffler
Title: Member

/s/ Neil H. Koffler
Neil H. Koffler as Attorney-in-Fact for
Peter M. Collery (1)

/s/ Neil H. Koffler
Neil H. Koffler

/s/ Neil Koffler
Neil H. Koffler as Attorney-in-Fact for
John T. Bird (2)

/s/ Neil Koffler
Neil H. Koffler as Attorney-in-Fact for
David A. Hurwitz (3)

(1)	Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery. The Power of Attorney for Mr. Collery is attached as Exhibit 3 to the Statement on Schedule 13G with respect to the Common Stock of Trans World Corporation, filed on January 24, 2013, and is incorporated herein by reference.

(2)	Executed by Neil H. Koffler as Attorney-in-Fact for John T. Bird. The Power of Attorney for Mr. Bird is attached as Exhibit 3 to the Statement on Schedule 13G with respect to the Common Stock of First Financial Northwest Inc., filed on September 14, 2011, and is incorporated herein by reference.

(3)	Executed by Neil H. Koffler as Attorney-in-Fact for David A. Hurwitz. The Power of Attorney for Mr. Hurwitz is attached as Exhibit 4 to the Statement on Schedule 13G with respect to the Common Stock of First Financial Northwest Inc., filed on September 14, 2011, and is incorporated herein by reference.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)